Exhibit F-1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Great Plains Energy Incorporated Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2002, of our reports dated February 27, 2003 (which reports express an unqualified opinion and include an explanatory paragraph relating to a change in accounting principle) related to the 2002 consolidated financial statements of Great Plains Energy Incorporated and of Kansas City Power & Light Company, included in the combined Annual Report on Form 10-K for the year ended December 31, 2002 of Great Plains Energy Incorporated and Kansas City Power & Light Company.

/s/Deloitte & Touche LLP

Kansas City, Missouri
April 29, 2003